FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

For August 2008

CHAI-NA-TA CORP.

Unit 100 – 12051 Horseshoe Way

Richmond, BC  V7A 4V4

Attachments:

1.

News Release dated August 27, 2008 – Chai-Na-Ta Corp. Reports 2008 Second Quarter Results

2.

Interim Consolidated Financial Statements Six Months Ended June 30, 2008

3.

Management’s Discussion and Analysis

4.

Certification of Interim Filings – CEO

5.

Certification of Interim Filings – CFO

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F – [X]     Form 40-F – [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes – [   ] No – [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHAI-NA-TA CORP.

SIGNED “WILMAN WONG”

Date:  August 27, 2008

Wilman Wong

Chief Executive Officer

Unit 100 – 12051 Horseshoe Way
Richmond, BC V7A 4V4
Canada

Toll Free in Canada & USA:
1-800-406-ROOT (7668)

Telephone: (604) 272-4118
Facsimile: (604) 272-4113

OTCBB: “CCCFF”

Web: www.chainata.com

FOR IMMEDIATE RELEASE

Chai-Na-Ta Corp. Reports 2008 Second Quarter Results

RICHMOND, BRITISH COLUMBIA – August 27, 2008 – Chai-Na-Ta Corp. (OTCBB: “CCCFF”), the world’s largest supplier of North American ginseng, today announced a second quarter 2008 net loss of $166,000, or $0.01 per basic share, compared to a net loss of $1.4 million, or $0.04 per basic share, in the same period last year.

Revenue increased to $2.5 million in the 2008 second quarter from $1.6 million in the prior year period. The Company had a gross profit of 1% of sales revenue in the 2008 second quarter compared to a gross loss of 8% in the same period last year.

“About 70% of our 2007 harvest root was sold by June 30, 2008 with the entire remaining root committed to customers,” said Derek Zen, Chairman of the Company, “Chai-Na-Ta’s average selling price increased to $9.04 per pound in the second quarter of 2008 from about $8.76 per pound in the second quarter of 2007.

“While 2008 will remain challenging, we continue to minimize operating and overhead costs,” added Mr. Zen, “Selling, general and administrative expenses were $541,000 in the first half of 2008 compared to $551,000 from the same period last year.”

In the six months ended June 30, 2008, revenue increased to $6.7 million from $5.3 million in the first half of 2007. Net loss in the first half of 2008 was $632,000, or $0.02 per basic share, compared to a net loss of $1.8 million, or $0.05 per basic share in the same period last year.

The working capital position as at June 30, 2008 was a surplus of $6.2 million compared to a surplus of $7.4 million at December 31, 2007.

Chai-Na-Ta Corp., based in Richmond, British Columbia, is the world’s largest supplier of North American ginseng. The Company farms, processes and distributes North American ginseng as bulk root, and supplies processed material for the manufacturing of value-added ginseng-based products.

This news release contains forward-looking statements that reflect the Company’s expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, the success of the Company’s ongoing research programs, general business conditions, and other risks as outlined in the Company’s periodic filings, Annual Report, and Form 20-F.

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.

Wilman Wong

Chief Executive Officer/Corporate Secretary

(604) 272-4118 or (Toll Free) 1-800-406-7668

(604) 272-4113  (FAX)

E-mail:  info@chainata.com

Website: www.chainata.com

CHAI-NA-TA CORP.

Interim Consolidated Financial Statements
Three and six months ended June 30, 2008

(Unaudited – Prepared by Management)

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company disclosed that its auditors have not reviewed the unadudited financial statements for the three and six months ended June 30, 2008.

Chai-Na-Ta Corp.
Second Quarter Report
For the period ended June 30, 2008

CHAI-NA-TA CORP.
Consolidated Balance Sheets
(Unaudited)

In thousands of	June 30	December 31
Canadian dollars	2008	2007
	$	$
ASSETS
Current assets
Cash	195	307
Accounts receivable and other receivables	163	56
Inventory	2,161	8,735
Ginseng crops	7,076	5,678
Prepaid expenses and other assets	81	45
	9,676	14,821
Ginseng crops	6,849	5,717
Prepaid expenses	62	-
Assets held for sale (Note 4)	1,142	1,280
Property, plant and equipment	3,496	3,795
	21,225	25,613

LIABILITIES
Current liabilities
Bank indebtedness (Note 5)	1,400	3,510
Accounts payable and accrued liabilities	732	1,348
Customer deposits	1,329	2,388
Current portion of long-term debt (Note 6)	38	153
	3,499	7,399
Long-term debt (Note 6)	7,150	6,973
	10,649	14,372
SHAREHOLDERS' EQUITY
Share capital (Note 7)	38,246	38,246
Contributed surplus	338	338
Accumulated other comprehensive income	869	902
Deficit	(28,877)	(28,245)
	10,576	11,241
	21,225	25,613
Going concern (Note 1)
Commitments, contingencies and guarantees (Note 11)

On behalf of the Board:

"Derek Zen"	"Wilman Wong"

Derek Zen	Wilman Wong
Director	Director

Chai-Na-Ta Corp.
Second Quarter Report
For the periods ended June 30, 2008

CHAI-NA-TA CORP.
Interim Consolidated Statements of Operations and Deficit
(Unaudited)

	Three months ended		Six months ended
in thousands of	June 30	June 30	June 30	June 30
Canadian dollars (except per share	2008	2007	2008	2007
amounts)
	$	$	$	$
Revenue	2,466	1,564	6,694	5,323
Cost of goods sold	2,437	1,686	6,619	5,354
	29	(122)	75	(31)

Selling, general and administrative	280	267	541	551
expenses
Interest on short-term debt	25	29	70	48
Interest on long-term debt	92	162	217	330
Write-down of inventory (Note 9)	-	1,286	-	1,286
	397	1,744	828	2,215

Operating loss	(368)	(1,866)	(753)	(2,246)

Other income (Note 10)	202	446	121	465

LOSS FOR THE PERIOD	(166)	(1,420)	(632)	(1,781)

Deficit, beginning of period	(28,711)	(25,277)	(28,245)	(24,916)

DEFICIT, END OF PERIOD	(28,877)	(26,697)	(28,877)	(26,697)

Basic and diluted loss per share	$(0.01)	$(0.04)	$(0.02)	$(0.05)
(Note 3)

Weighted average number of
shares used to calculate basic and	34,698,157	34,698,157	34,698,157	34,698,157
diluted loss per share

Chai-Na-Ta Corp.
Second Quarter Report
For the periods ended June 30, 2008

CHAI-NA-TA CORP.
Interim Consolidated Statements of Comprehensive Loss
(Unaudited)

	Three months ended		Six months ended
in thousands of	June 30	June 30	June 30	June 30
Canadian dollars	2008	2007	2008	2007
	$	$	$	$
Loss for the period
	(166)	(1,420)	(632)	(1,781)

Other comprehensive income
Change in cumulative translation
adjustments as a result of
unrealized foreign exchange
differences	33	169	(33)	198
Comprehensive loss	(133)	(1,251)	(665)	(1,583)

CHAI-NA-TA CORP.
Interim Consolidated Statements of Accumulated Other Comprehensive Income
(Unaudited)

	Three months ended		Six months ended
in thousands of	June 30	June 30	June 30	June 30
Canadian dollars	2008	2007	2008	2007
	$	$	$	$
Balance, beginning of period	836	620	902	591

Other comprehensive income for the
period	33	169	(33)	198
Balance, end of period	869	789	869	789

Chai-Na-Ta Corp.
Second Quarter Report
For the periods ended June 30, 2008

CHAI-NA-TA CORP.
Interim Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended		Six months ended
in thousands of	June 30	June 30	June 30	June 30
Canadian dollars	2008	2007	2008	2007
	$	$	$	$
OPERATING ACTIVITIES
Net loss	(166)	(1,420)	(632)	(1,781)
Items included in net loss not affecting cash
(Note 13(a))	2,200	2,397	6,560	6,002
Changes in non-cash operating assets and
liabilities (Note 13(b))	(905)	(1,077)	(3,001)	(356)
Changes in non-current cash crop
costs	(766)	(1,032)	(973)	(1,716)
	363	(1,132)	1,954	2,149
FINANCING ACTIVITIES
Bank indebtedness	(830)	1,370	(2,110)	(2,090)
Repayment of long-term debt	(100)	(161)	(142)	(208)
	(930)	1,209	(2,252)	(2,298)
INVESTING ACTIVITIES
Purchase of property, plant and
equipment	(26)	(2)	(26)	(2)
Proceeds from the disposition of property,
plant and equipment	206	119	218	119
Cash outlays included in assets held
for sale	-	-	(7)	-
	180	117	185	117

EFFECT OF EXCHANGE RATE CHANGES
ON CASH AND CASH EQUIVALENTS	-	(1)	1	(2)
NET INCREASE (DECREASE) IN
CASH	(387)	193	(112)	(34)

CASH, BEGINNING OF THE PERIOD	582	257	307	484
CASH, END OF THE PERIOD	195	450	195	450

Supplemental information Note 13(c)

Chai-Na-Ta Corp.
Second Quarter Report
For the periods ended June 30, 2008

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

1.	Going concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has experienced significant losses during the three year period ended December 31, 2007 due to a low selling price of ginseng and has an accumulated deficit of $28,877,000 as at June 30, 2008. The Company is closely monitoring cash resources and has received significant financing from a Canadian chartered bank and a company formerly under common control.

The Company's ability to continue as a going concern is dependant on achieving ongoing profitable operations and the continued financial support of its creditors. These consolidated financial statements do not include any adjustments to the amounts and reclassification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	Summary of significant accounting policies

a)	Interim financial statements

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) except that certain information and note disclosures normally included in the Company’s annual consolidated financial statements have not been presented. These interim consolidated financial statements and notes should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2007. These interim consolidated financial statements are subject to seasonality due to the timing of crop harvesting which typically occurs in the fall and the timing of subsequent sales, and therefore may not be indicative of results to be expected for the year ending December 31, 2008.

The interim consolidated financial statements follow the same accounting policies and methods of computation as the most recent annual consolidated financial statements except as noted below.

b)	Adoption of new accounting standards

On January 1, 2008 the Company adopted the amendments to CICA Handbook Section 1400, “General Standards of Financial Statement Presentation”. The amendments to this section are based on the assessment of whether an entity is a going concern and related disclosures included in International Accounting Standard (“IAS”) 1, “Presentation of Financial Statements” of the International Financial Reporting Standards (“IFRS”). The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

On January 1, 2008 the Company adopted CICA Handbook Section 1535, “Capital Disclosures”. This Section establishes standards for disclosing information about the entity’s capital and how it is managed. The incremental disclosure of information about the Company's capital and how it is managed is included in Note 15 of these interim consolidated financial statements.

Chai-Na-Ta Corp.
Second Quarter Report
For the periods ended June 30, 2008

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

On January 1, 2008 the Company adopted CICA Handbook Section 3031, “Inventories” which is based on the IFRS accounting principles as described in IAS 2, “Inventory”. The objective of this Section is to prescribe the accounting treatment for inventories and to provide guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. Section 3031 requires the reversal of any write-down in a previous period, only to the extent of the original write-down, if the net realizable value of the inventory subsequently increases in value. Other than the requirement to potentially reverse a write-down in a subsequent period, the adoption of this standard did not have a material impact on the Company's consolidated financial statements.

On January 1, 2008 the Company adopted CICA Handbook Section 3862, “Financial Instruments - Disclosure” which is based on the IFRS 7, “Financial Instruments: Disclosures”. This Section requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments for the entity's financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The incremental disclosure of information about the Company's financial instruments is included in Note 15 of these interim consolidated financial statements.

On January 1, 2008 the Company adopted CICA Handbook Section 3863, “Financial Instruments - Presentation”. This Section establishes standards for presentation of financial instruments and non-financial derivatives. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

c)	Use of estimates

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and other disclosures as at the end of or during the reporting periods. Significant estimates are used for, but not limited to, the accounting for doubtful accounts, net realizable value of inventory, crop costs, depreciation of property, plant and equipment, future income taxes and contingencies. Actual results may differ from those estimates.

3.	Loss per common share

At June 30, 2008 there were 335,800 stock options outstanding that could potentially dilute basic earnings per share in the future, but were not included in the computation of diluted loss per share for the three month period ended June 30, 2008 because the effects would have been anti-dilutive.

4.	Assets held for sale

Due to the decision to discontinue planting in British Columbia and to improve short-term cash flows, the Company made available for sale its site located near Kamloops, British Columbia. The assets that are available for sale include the land, buildings, pavement, dryers and related production assets, and some processing equipment on the site which have a net book value of $1,142,000. The selling price of the assets less estimated selling costs exceeds the amount reclassified as an asset held for sale so no impairment provision is required.

Chai-Na-Ta Corp.
Second Quarter Report
For the periods ended June 30, 2008

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

5.	Bank indebtedness

The Company has available, subject to limitations based on the value of inventory, certain receivables and the estimated value of qualifying ginseng crops, a $5,000,000 revolving demand operating loan with a Canadian chartered bank at a rate of prime plus 1.25% per annum. As at June 30, 2008, the Company had drawn $1,400,000 against the loan. For the three month and six month periods ended June 30, 2008, the Company incurred $25,000 and $70,000 of interest, respectively, which has been included in interest on short-term debt on the statement of operations and deficit.

6.	Long-term debt

in thousands of		June 30	December 31
Canadian dollars		2008	2007
		$	$
Bank term loan	(a)	-	40
Term loan	(b)	7,148	6,942
Equipment purchase loans	(c)	40	144
		7,188	7,126
Less: current portion		38	153
		7,150	6,973

a)	On May 16, 2005, the Company secured a $1,500,000 non-revolving term loan for three years from a Canadian chartered bank with an interest rate of prime plus 1.5% per annum which has been fully repaid. For the three month and six month periods ended June 30, 2008, the Company incurred $100 and $600 of interest, respectively, which has been included in interest on long-term debt on the statement of operations.

b)	On August 18, 2006, the Company established a four year term loan facility of HK$54,700,000 from a company formerly under common control. The loan is unsecured and bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate) or LIBOR (London Interbank Offered Rate). For the three month and six month periods ended June 30, 2008, the Company incurred $92,000 and $216,000 of interest, respectively, which has been included in interest on long-term debt on the statements of operations and deficit.

c)	The Company has entered into various equipment purchase loan agreements at interest rates of up to 7.75% per annum. The loans are repayable in installments maturing in various amounts to September 30, 2009 and are secured by specific assets of the Company. As at June 30, 2008, $40,000 is outstanding of which $38,000 will become due in the next twelve months.

7.	Share capital

	Number of
In thousands	Shares	Amount
		$
Common Shares
Balance as at December 31, 2007 and June 30, 2008	34,698	38,246

Chai-Na-Ta Corp.
Second Quarter Report
For the periods ended June 30, 2008

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

8.	Stock options

Options to purchase 335,800 shares are outstanding and exercisable as at June 30, 2008 as follows:

			Exercise
	Number	Number	price	Contractual
	outstanding	exercisable	($ / share)	life in years

Granted in 2003	335,800	335,800	$0.73	0.46

Information regarding the Company's stock options as at June 30, 2008 is summarized as follows:
				Exercise
			Number of	price range
			shares	($ / share)

Outstanding as at December 31, 2007			343,400	0.73
Expired			(7,600)	0.73
Outstanding and exercisable as at June 30, 2008			335,800	0.73

9.	Write-down of inventory

During the three months ended June 30, 2007, the Company recorded a write-down on inventory of $1,286,000. This inventory was being held by the Company to fulfil a contract with a Canadian customer for a predetermined minimum quantity at a fixed price. The contract expired and the customer did not order the predetermined minimum quantity. Due to the uncertainty of the Company's ability to receive the contracted amount, a write-down was recorded to reduce the carrying value of the inventory to its estimated net realizable value instead of the predetermined contract price.

10.	Other income

	Three months ended
in thousands of	June 30	June 30
Canadian dollars	2008	2007
	$	$
Foreign exchange gains	28	334
Gains on disposal of property, plant and equipment	171	108
Other non-operating income	3	4
	202	446

Chai-Na-Ta Corp.
Second Quarter Report
For the periods ended June 30, 2008

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

	Six months ended
in thousands of	June 30	June 30
Canadian dollars	2008	2007
	$	$
Foreign exchange (losses) gains	(136)	372
Gains on disposal of property, plant and equipment	183	108
Government supplements	69	-
Other non-operating income (expenses)	5	(15)
	121	465

Government supplements include funds received from Agriculture Canada as compensation for cost of production increases and reduced margins of the Company's farming operations in prior years net of program participation fees and related costs. There are no contingencies attached to the funds received.

11.	Commitments, contingencies and guarantees

a)	The Company has entered into a contract with a Canadian bank to purchase US$2,500,000 on September 19, 2008 to partially hedge against the term loan detailed in Note 6(b). If the spot Canadian/US dollar exchange rate is less than or equal to $1.0200 on the contract date, the exchange rate of the purchase will be $1.0200. If the exchange rate is greater than or equal to $1.0450 on the contract date, the exchange rate of the purchase will be $1.0450. If the exchange rate is between $1.0200 and $1.0450 on the contract date, the contract will expire and a purchase obligation will not take place. At June 30, 2008, the closing exchange rate of $1.0197 resulted in a fair market value of this contract being a liability of $750 which has been included in accounts payable and accrued liabilities as at June 30, 2008.

b)	The Company has become involved in a legal proceeding as a result of an automobile accident. The Company believes that existing insurance will be sufficient to cover any claim from this matter. While the outcome of this proceeding cannot be determined at this time, no provision has been recorded as the Company believes that the resolution of this proceeding will not have a material impact on the financial condition, earnings or cash flows of the Company.

12.	Foreign exchange contract

The Company has a term loan denominated in Hong Kong dollars as detailed in Note 6(b) and as a result is exposed to foreign exchange risks. The Company uses foreign exchange contracts to partially hedge against the loan. For the three month and six month periods ended June 30, 2008, the Company recorded a loss of $750 and a gain of $44,000, respectively, as a result of foreign exchange contracts, which is included in other income on the statement of operations and deficit. At period-end exchange rates, the Company would pay $750 to settle its existing foreign exchange contract as described in Note 11(a).

Chai-Na-Ta Corp.
Second Quarter Report
For the periods ended June 30, 2008

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

13.	Cash flow information

a)	Items included in net loss not affecting cash

	Three months ended
in thousands of	June 30	June 30
Canadian dollars	2008	2007
	$	$
Depreciation and amortization	3	5
Gain on disposal of property, plant and equipment	(172)	(108)
Cost of ginseng crops sold	2,412	1,666
Non-cash foreign exchange gains	(43)	(452)
Write-down of inventory and crop costs	-	1,286
	2,200	2,397

	Six months ended
in thousands of	June 30	June 30
Canadian dollars	2008	2007
	$	$
Depreciation and amortization	5	10
Gain on disposal of property, plant and equipment	(183)	(108)
Cost of ginseng crops sold	6,566	5,300
Non-cash foreign exchange gains (losses)	172	(486)
Write-down of inventory	-	1,286
	6,560	6,002

b) Changes in non-cash operating assets and liabilities;

	Three months ended
in thousands of	June 30	June 30
Canadian dollars	2008	2007
	$	$
Accounts receivable and other receivables	(122)	11
Inventory	3	1
Ginseng crops	(715)	(567)
Prepaid expenses and other assets	(104)	(31)
Accounts payable and accrued liabilities	354	140
Customer deposits	(321)	(631)
	(905)	(1,077)

Chai-Na-Ta Corp.
Second Quarter Report
For the periods ended June 30, 2008

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

	Six months ended
in thousands of	June 30	June 30
Canadian dollars	2008	2007
	$	$
Accounts receivable and other receivables	(107)	158
Inventory	7	4
Ginseng crops	(1,128)	(749)
Prepaid expenses and other assets	(98)	(21)
Accounts payable and accrued liabilities	(616)	105
Customer deposits	(1,059)	147
	(3,001)	(356)

c) Supplemental cash flow information
	Three months ended
in thousands of	June 30	June 30
Canadian dollars	2008	2007
	$	$
Other cash flows:
Interest paid	142	67

	Six months ended
in thousands of	June 30	June 30
Canadian dollars	2008	2007
	$	$
Other cash flows:
Interest paid	1,015	97

14.	Segmented information

The Company operates in one industry segment and two geographic regions.

	Three months ended
in thousands of	June 30	June 30
Canadian dollars	2008	2007
External revenue from operations located in:	$	$
Canada	462	12
Far East	2,004	1,552
	2,466	1,564
Intersegment revenue from operations located in:	$	$
Canada	1,164	1,320
Far East	-	-
	1,164	1,320
Net loss from operations located in:	$	$
Canada	(182)	(1,503)
Far East	16	83
	(166)	(1,420)

Chai-Na-Ta Corp.
Second Quarter Report
For the periods ended June 30, 2008

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

	Six months ended
in thousands of	June 30	June 30
Canadian dollars	2008	2007
External revenue from operations located in:	$	$
Canada	585	1,529
Far East	6,109	3,794
	6,694	5,323
Intersegment revenue from operations located in:	$	$
Canada	4,200	3,134
Far East	-	-
	4,200	3,134
Net loss from operations located in:	$	$
Canada	(661)	(1,833)
Far East	29	52
	(632)	(1,781)

Long-lived assets comprise of all assets not classified as current assets.

in thousands of	June 30	June 30
Canadian dollars	2008	2007
Long-lived assets from operations located in:	$	$
Canada	11,549	16,430
Far East	-	1
	11,549	16,431

Major customers:

For the three months ended June 30, 2008, revenue consisted of sales primarily to three customers, which accounted for $1,068,000 and $781,000 from the Far East geographic region and $403,000 from the Canadian geographic region (June 30, 2007 - two customers which accounted for $1,084,000 and $464,000 from the Far East geographic region).

For the six months ended June 30, 2008, revenue consisted of sales primarily to three customers, which accounted for $2,825,000, $1,917,000 and $1,367,000, respectively, from the Far East geographic region (June 30, 2007 - two customers which accounted for $3,318,000 from the Far East geographic region and $685,000 from the Canadian geographic region).

15.	Capital disclosures

The Company's current objective in managing capital is to safeguard the entity's ability to continue as a going concern so that in the long-term the Company can provide maximum returns for shareholders and benefits for other stakeholders.

The Company has an externally imposed capital requirement as governed through its financing facilities. This requirement is to ensure that the Company continues to operate within the normal course of business and to ensure that the Company has the ability to repay its financing facilities. This capital requirement is congruent with the Company's management of capital.

Chai-Na-Ta Corp.
Second Quarter Report
For the periods ended June 30, 2008

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

The Company monitors capital on the basis of a fixed coverage charge which is a financial covenant of its lending agreement determined at the end of each fiscal year. The fixed coverage charge is calculated as the ratio of earnings before income taxes, depreciation and amortization plus payments under operating leases less cash income taxes and unfunded capital expenditures to fixed charges (the total of interest expense, scheduled principal payments in respect of funded debt, payments under operating leases and corporate distributions) and is to be maintained above 1.25:1. As at June 30, 2008, this ratio is 2.96:1 (December 31, 2007 -2.74:1) .

The externally imposed capital requirements are to be measured at the end of each fiscal year due to the seasonality of the business and thus the Company did not have any requirements to meet during the six month and three month periods ended June 30, 2008.

16.	Financial instruments

Financial instruments of the Company are represented by cash, accounts receivable and other assets, bank indebtedness, accounts payable and accrued liabilities, customer deposits, long-term debt and foreign exchange contracts. The carrying value of these instruments approximates their fair value due to the short-term maturity of such items or their bearing market related rates of interest. The fair values of the loans payable to More Growth Finance Limited, a company formerly under common control, are not readily determinable due to the related party nature of such loans.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 15. The Company's bank indebtedness is due on demand while the Company's accounts payable, accrued liabilities and customer deposits are due within the current operating period. The long-term debt obligations are due as described in Note 6.

Interest Rate Risk

Interest on the Company's line of credit and term loans are based on variable rates as described on Notes 5 and 6, respectively. This exposes the Company to the risk of changing interest rates that may have an effect on its earnings in future periods. The Company does not use derivative instruments to mitigate this risk. Based on the amount of debt with variable interest rates outstanding as at June 30, 2008, an increase of 1% in interest rates would result in an increase in interest expense of $85,000 per annum while a decrease of 1% in interest rates would have a corresponding decrease in interest expense.

Chai-Na-Ta Corp.
Second Quarter Report
For the periods ended June 30, 2008

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk on accounts receivable from customers and on cash and foreign exchange contracts.

A majority of the Company's sales are made to a small number of customers that are concentrated in Asian markets. To manage its credit risk, the Company carefully monitors credit terms, investigates credit history and only grants credit to customers with established relationships or acceptable credit ratings. Letters of credit may be used, or inventory may be held as security until payment is received, when such relationships have not been established. As at June 30, 2008, there was $2,000 in accounts receivable related to major customers (December 31, 2007 - $NIL related to major customers).

The credit risk on the Company's cash and foreign exchange contracts are substantially minimized as they are placed in, or contracted with, large financial institutions. While the Company is exposed to credit losses due to the financial collapse by those who are custodians to the Company's cash, the Company considers this risk quite remote.

Currency Risk

The Company is exposed to currency exchange risk as a result of its international markets and operations and due to the term loan detailed in Note 6(b). The Company periodically enters into foreign exchange forward purchase contracts to manage foreign exchange risk associated with anticipated future debt and interest payments denominated in foreign currencies.

The Company is exposed to currency risk through the following assets and liabilities denominated in United States dollars (all assets and liabilities denominated in Hong Kong dollars have been translated to United States dollars at the rate of 7.80 to 1.00 which is a fixed rate determined by the Hong Kong Monetary Authority):

in thousands of	June 30	December 31
United States dollars	2008	2007
	$	$
Cash	54	32
Accounts receivable	2	-
Foreign exchange contracts	2,500	2,950
Accounts payable and accrued liabilities	(37)	(803)
Long-term debt	(7,013)	(7,013)
Net exposure	(4,494)	(4,834)

Based on the above net exposure as at June 30, 2008, an increase in the spot Canadian/US dollar exchange rate of $0.01 would result in a foreign exchange loss of $45,000 while a decrease of $0.01 would have a corresponding foreign exchange gain.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2008

The following discussion and analysis reviews the operating results, financial position and liquidity, risks and industry trends affecting the financial results of Chai-Na-Ta Corp. Additional comments relate to changes made to operations since the year-end and their expected financial impact.

This commentary has been prepared as of August 26, 2008 and should be read in conjunction with the unaudited interim consolidated financial statements as at June 30, 2008 and for the three and six month periods ended June 30, 2008 and 2007 and their accompanying notes prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The discussion and analysis should also be read in conjunction with the 2007 annual audited financial statements and MD&A which can be found on the Company’s website. Amounts are expressed in Canadian dollars, unless otherwise specified.

Some of the statements made in this MD&A are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives, or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

OVERVIEW

Chai-Na-Ta Corp. is the world’s largest supplier of North American ginseng. Since its inception, the Company has grown from a farming operation into a vertically integrated organization embracing farming, bulk processing, distribution and marketing of North American ginseng and value-added nutraceutical products. The Company is headquartered in Richmond, British Columbia, Canada, with farming operations in both Ontario and British Columbia. Due to the continued rusty root problem and the downward price pressure of ginseng grown in British Columbia, the Company decided to stop planting in British Columbia in 2006 and thereafter and expects to close its British Columbia operations after the final harvest in 2008. The Company’s wholly owned subsidiary in Hong Kong is responsible for the marketing and distribution of its products in China, Hong Kong and Southeast Asia. The Company also sells graded root and ginseng-based value-added products in Canada.

Ginseng prices have remained at stable but low levels and as a result, sales of inventory made during the first six months of 2008 were close to the written-down value of the Company’s inventory in the fourth quarter of 2007. The Company recorded a gross margin of $75,000 on revenue of $6.7 million for the six months ended June 30, 2008 compared to a gross loss of $31,000 on revenue of $5.3 million for the six months ended June 30, 2007.

As a result of the thin margins on the sales of ginseng, the Company recorded a net loss of $632,000 for the six months ended June 30, 2008. This compares to a loss of $1.8 million for the same period in the prior year.

OUTSTANDING SHARE DATA AS AT AUGUST 25, 2008

Authorized	Number of Shares
Common Shares	Unlimited
Preferred Shares	21,000,000

Issued and Outstanding
Common Shares	34,698,157
Preferred Shares	-

Options Outstanding	335,800

RESULTS OF OPERATIONS

Revenue increased to $2.5 million in the second quarter of 2008 from $1.6 million in the second quarter of the previous year and increased to $6.7 million for the six months ended June 30, 2008 compared to $5.3 million for the six months ended June 30, 2007. The average selling price was $10.07 per pound in the first six months of 2008 compared to $8.76 in the first six months of 2007. The increase in revenue was due to increases in both the volume of sales and the average sales price in the first six months of 2008 compared to 2007.

Cost of goods sold was 99% of sales revenue in the second quarter of 2008, compared to 108% in the previous year period and was 99% of sales revenue for the six months ended June 30, 2008 compared to 101% for the six months ended June 30, 2007. Gross margin was 1% of sales in the second quarter of 2008 compared to a gross loss of 8% for the same period in 2007. Gross margin was 1% of sales for the six months ended June 30, 2008 compared to a gross loss of 1% for the same period in 2007. In both 2008 and 2007, sales of inventory in the three and six month periods ended June 30, were made at amounts close to their written-down values thus resulting in a minimal positive or negative margin on sales.

For the three months ended June 30, 2008, selling, general and administrative expenses increased marginally to $280,000 compared to $267,000 for the three months ended June 30, 2007. For the six months ended June 30, 2008, selling, general and administrative expenses decreased to $541,000 compared to $551,000 for the six months ended June 30, 2007. Management continues to try and keep selling, general and administrative expenses at or below previous year levels despite increasing cost pressures.

Interest on short-term debt decreased to $25,000 in the second quarter of 2008 from $29,000 in the second quarter of 2007 but increased to $70,000 in the first six months of 2008 from $48,000 in the first six months of 2007. The decrease in the second quarter of 2008 compared to 2007 is due to a slight decrease in the amounts borrowed and the interest rates charged in 2008 compared to 2007. The increase in the first six months is due to a decrease in cash from sales and customer deposits received in the first quarter of 2008 compared to the first quarter of 2007 and due to the Company paying interest of $1.0 million in the first six months of 2008 compared to $97,000 in the first six months of 2007. These factors prevented the Company from reducing its bank indebtedness to the same level as the previous year during the first quarter of 2008 thus increasing the interest on short-term debt.

Interest on long-term debt decreased to $92,000 in the second quarter of 2008 from $162,000 in the second quarter of 2007 and decreased to $217,000 in the first six months of 2008 from $330,000 in the first six months of 2007. The decrease in interest on long-term debt is a result of: the reduction in the loan balance on the term loan from a Canadian chartered bank; a decrease in the interest on the four year loan facility repayable in Hong Kong dollars (“HKD”) and United States dollars (“USD”) established with More Growth Finance Limited (“More Growth”), a company formerly under common control, as a result of a decrease in the value of the HKD and USD compared to the Canadian dollar (“CAD”); and a decrease in interest rates.

During the three months ended June 30, 2007, the Company recorded a write-down on inventory of $1,286,000. This inventory was being held by the Company to fulfil a contract with a Canadian customer for a predetermined minimum quantity at a fixed price. The contract expired and the customer did not order the predetermined minimum quantity. Due to the uncertainty of the Company's ability to receive the contracted amount, a write-down was recorded to reduce the carrying value of the inventory to its estimated net realizable value instead of the predetermined contract price.

For the three months ended June 30, 2008, the Company incurred an operating loss of $368,000 compared to $1.9 million for the three months ended June 30, 2007. For the six months ended June 30, 2008, the Company incurred an operating loss of $753,000 compared to $2.2 million for the six months ended June 30, 2007. In both periods, the primary reason for the decrease in operating losses in 2008 is due to there being no inventory write-down in 2008 compared to an inventory write-down of $1.3 million in 2007.

The Company had other income of $202,000 for the three months ended June 30, 2008 compared to other income of $446,000 for the three months ended June 30, 2007. The decrease in other income is primarily due to minimal foreign exchange gains in 2008 compared to exchange gains of $334,000 for the three months ended June 30, 2007. The Company had other income of $121,000 for the six months ended June 30, 2008 compared to other income of $465,000 for the six months ended June 30, 2007. The decrease in  other  income for the six months ended June 30, 2008 is mainly a  result of  a foreign exchange loss of $136,000, compared to a foreign exchange gain of $372,000 in the prior year period. The foreign exchange loss in the current period is due to an increase in the value of the HKD and USD relative to the CAD which resulted in an increase in the value of the loan from More Growth. Other income for the six months ended June 30, 2008 also included net government supplement income of $69,000. Government supplements include funds received from Agriculture Canada as compensation for cost of production increases and reduced margins of the Company's farming operations in prior years net of program participation fees and related costs.

For the three months ended June 30, 2008, the Company incurred a net loss of $166,000, or $0.01 per basic share, compared to a net loss of $1.4 million, or $0.04 per basic share for the three months ended June 30, 2007. For the six months ended June 30, 2008, the Company incurred a net loss of $632,000, or $0.02 per basic share, compared to a net loss of $1.8 million, or $0.05 per basic share for the corresponding period last year. The net loss is lower in 2008 as a result of the $1.3 million inventory write-down in the second quarter of 2007.

The Company did not declare any dividends on any class of shares during the six months ended June 30, 2008 or for any period in the previous three fiscal years ended December 31, 2007.

QUARTERLY RESULTS OF OPERATIONS

The following table sets forth unaudited quarterly information for each of the eight quarters ended September 30, 2006 through June 30, 2008. This information has been derived from unaudited interim consolidated financial statements that, in the opinion of the Company’s management, have been prepared on a basis consistent with the audited annual consolidated financial statements.

(Stated in Thousands
of Canadian Dollars	2008		2007				2006
except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Total revenue	$2,466	4,228	220	2,019	1,564	3,759	315	1,963

Operating loss	(368)	(385)	(1,914)	(270)	(1,866)	(380)	(5,909)	(524)

Net loss	(166)	(466)	(1,828)	281	(1,420)	(361)	(6,714)	(2,180)

Net loss per share:
Basic and diluted	$(0.01)	(0.01)	(0.06)	0.01	(0.01)	(0.01)	(0.19)	(0.06)

Ginseng crops are harvested in the fall of every year, revenue and earnings tend to be higher in first two quarters of the following year as the harvested roots are sold. Significant fluctuations in revenue and earnings in any period are impacted by the quantity and quality of root sold, the selling price of such root, and the relative strength of the Canadian dollar to the currencies used by customers.

The net loss in the fourth quarter of 2007 included a $1,450,000 write-down on crop costs. The net loss in the second quarter of 2007 included a $1,285,495 write-down on inventory. The net loss in the fourth quarter of 2006 included a $2,666,283 write-down on inventory and a $2,700,000 write-down on crop costs.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operations was $363,000 for the three months ended June 30, 2008, compared with cash used in operations of $1.1 million for the same period in 2007. The cash provided by operations was $2.0 million for the six months ended June 30, 2008, compared with $2.1 million for the same period in 2007. The increase in cash provided by operations for the three month period ended June 30, 2008 was primarily due to an increase in sales and a decrease in cash outlays for ginseng crops compared to the same period in 2007. Cash provided by operations for the six month period ended June 30, 2008 was about the same as in the prior period. Increases in sales revenue in 2008 were offset by an increase in customer deposits that had been received in the prior year compared to 2007. Decreases in cash outlays for ginseng crops in 2008 were offset by increases in accrued interest paid in 2007.

Current and non-current crop cost expenditures before depreciation and interest totalled $1.5 million for the three months ended June 30, 2008 compared to $1.6 million for the same period in the prior year while expenditures totalled $2.1 million in the first six months of 2008 compared to $2.5 million in the first six months of 2007. The decrease in expenditures on crop costs in the current year was a result of fewer total acres under cultivation compared to the prior year.

The Company’s cash as at June 30, 2008 was $195,000 compared to a balance of $307,000 at December 31, 2007, a decrease of $112,000. The working capital position of the Company at June 30, 2008 was a surplus of $6.2 million compared to a surplus of $7.4 million at December 31, 2007. The reduction of the working capital is due to the $1.1 million in current crop cost expenditures for the six months ended June 30, 2008.

As at June 30, 2008, the Company had received $1.3 million in deposits from customers. These deposits are on orders that management expects will be fulfilled in the third quarter of 2008.

As of June 30, 2008, the Company had drawn $1.4 million of the available $5.0 million revolving demand operating loan from a Canadian chartered bank. The Company incurred interest of $25,000 and $70,000 on the demand loan for the three month and six month periods ended June 30, 2008, respectively, which has been included in interest on short-term debt on the statement of operations.

On August 18, 2006, the Company accepted a four year term loan facility of HKD54.7 million (approximately $8.0 million) from More Growth to finance the general working capital   requirements  of   the   Company  and  to  repay  the  existing  HKD23.2  million

(approximately $3.5 million) loan. This loan facility is unsecured and bears interest at 1.7% above the HIBOR (Hong Kong Interbank Offered Rate) or LIBOR (London Interbank Offered Rate). The Company has fully drawn the loan facility which is repayable in HKD and USD. The Company incurred interest of $92,000 and $216,000 on the loan facility for the three month and six month periods ended June 30, 2008, respectively, which has been included in interest on long-term debt on the statement of operations.

The Company believes that its existing cash resources, together with the cash generated from future sales of inventory, available bank borrowings and the current related party borrowings, will be sufficient to meet its working capital and operating requirements for the next twelve months. If the Company cannot generate sufficient cash from its existing resources, it will become necessary to secure additional financing; however there is no assurance that additional financing will be available on terms favourable to the Company. If the Company cannot generate sufficient cash and if it cannot secure additional financing, the Company's ability to continue as a going concern will be dependant on the continuing support of its principal shareholder and its creditors.

As at June 30, 2008, the Company had the contractual obligations and commercial commitments outlined in the table below:

Contractual Obligations
(Stated in Canadian Dollars)	Payments Due by Period
		Less Than			More Than
	Total	1 Year	1 - 3 Years	3 - 5 Years	5 Years

Long-term debt (1)	$ 8,046,000	$ 464,000	$ 7,582,000	$ -	$ -

Operating leases (2)	175,000	86,000	78,000	11,000	-

Agricultural land leases (3)	346,000	176,000	131,000	39,000	-

Total Contractual Obligations	$ 8,567,000	$ 726,000	$ 7,791,000	$ 50,000	$ -

(1)

Long-term debt includes the loan from More Growth at an interest rate of 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate) or LIBOR (London Interbank Offered Rate) and various equipment purchase loans at interest rates up to 7.75% per annum. Long-term debt also includes accrued interest and estimated future interest payments on long-term debt.

(2)

Operating leases comprise of the Company’s long-term leases of equipment, office facilities and vehicles.

(3)

Agricultural land leases include land rentals in British Columbia and Ontario for the cultivation of ginseng.

The following commitments are not included in the Contractual Obligations table:

•

The Company is committed to maintaining its ginseng crops from the time of initial planting to the time of harvesting, which usually takes three to four years. The cost of maintaining these crops is financed through the sale of inventory and available bank borrowings; and

•

The Company has become involved in a legal proceeding as a result of an automobile accident. The Company believes that existing insurance will be sufficient to cover any claim from this matter. While the outcome of this proceeding cannot be determined at this time, no provision has been recorded as the Company believes that the resolution of this proceeding will not have a material impact on the financial condition, earnings or cash flows of the Company.

RELATED PARTY TRANSACTIONS

On August 18, 2006, the Company established a four year term loan facility of HK$54.7 million (approximately $8.0 million) from More Growth. The loan is unsecured and bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate) or LIBOR (London Interbank Offered Rate). The loan was used to refinance existing loan facilities and to finance the general working capital requirements of the Company.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and other disclosures as at the end of or during the reporting periods. Actual results may differ from these estimates and from judgments made under different assumptions or conditions.

The following items require the most significant estimates and judgments in the preparation of the Company’s financial statements:

Inventory

The Company periodically reviews the carrying value of inventory to determine if write-downs are required to state the inventory at the lower of cost and net realizable value. The determination of net realizable value reflects management’s best estimate of the expected selling price of the roots as well as consideration of qualitative factors such as size, shape, colour and taste. The carrying value of inventory also reflects management’s expectation that the inventory will eventually be sold. Although management does not believe that additional provisions are required to align the carrying value of certain inventory with its net realizable values, future events may indicate that the inventory is not saleable or that such inventory is not saleable at prices above carrying value.

Ginseng Crops

The Company uses the full absorption costing method to value its ginseng crops and periodically reviews their carrying value for evidence of impairment. Included in the cost of crops are seed, labour, applicable overhead, interest and supplies required to bring them to harvest. The determination of impairment requires complex calculations and significant management estimation with respect to future costs to bring crops to harvest; demand for and the market price of harvested ginseng roots; and expectations as to the yield and quality of ginseng roots harvested. The estimation process is further complicated by the relatively long growing cycle of three to four years and the fact that roots remain underground. Although the Company’s assumptions reflect management’s best estimates, future events may result in materially different outcomes with respect to the recoverability of ginseng crop costs and the time required bringing the crops to harvest.

Income Taxes

The Company estimates its income taxes in each of the jurisdictions that it operates. The process involves estimating the current income tax exposure, together with assessing temporary differences from different treatment of items for tax and accounting purposes. These differences result in future tax assets and liabilities that are included in the consolidated balance sheet to the extent that a net future income tax asset or liability exists. The valuation of any future income tax assets or liabilities is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. The process of determining if a valuation allowance is necessary includes estimates of the recoverability of inventory and ginseng crops as detailed above and an estimate of future interest expense. Future events may result in a materially different outcomes than is estimated with respect to the recoverability of both inventory and ginseng crops.

ADOPTION OF NEW ACCOUNTING STANDARD

On January 1, 2008 the Company adopted CICA Handbook Section 3031, “Inventories”. The objective of this Section is to prescribe the accounting treatment for inventories and to provide guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. Section 3031 requires the reversal of any write-down in a previous period, only to the extent of the original write-down, if the net realizable value of the inventory subsequently increases in value. This new requirement to potentially reverse a write-down could have a material impact on the Company's future consolidated financial statements. No such reversal of a write-down was recorded during the three month and six month periods ended June 30, 2008.

RECENT ACCOUNTING PRONOUNCEMENTS

Goodwill and Intangible Assets

Effective January 1, 2009, the Company will be required to adopt CICA Handbook Section 3064, “Goodwill and Intangible Assets”. This Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The adoption of this standard is not expected to have a significant impact on the Company’s consolidated financial statements.

EXPECTED CHANGE IN ACCOUNTING POLICIES

In April 2008, the Canadian Accounting Standards Board confirmed that on January 1, 2011 Canadian GAAP will be replaced by International Financial Reporting Standards (“IFRS”) for publicly accountable enterprises. Changing from current Canadian GAAP to IFRS will be a significant undertaking that may materially affect the Company’s reported financial position and result of operations. Management is currently developing an IFRS changeover plan that will encompass:

•

accounting policies, including choices among policies permitted under IFRS, and implementation decisions;

•

information technology and data systems;

•

internal control over financial reporting;

•

disclosure controls and procedures;

•

additional training requirements; and

•

changes in business activities such as foreign currency and hedging activities and compensation arrangements which may be influenced by a change in accounting standards.

RISKS AND UNCERTAINTIES

The Company’s revenue and earnings are affected by the world price of ginseng root, which is determined by reference to factors including the supply and demand for North American ginseng root, negotiations between buyers and sellers, the quality and aesthetic characteristics of the root and the relative strength of the Canadian dollar to the currencies used by the Company’s customers. A percentage change in the market price of ginseng root tends to have a corresponding impact on the revenue reported by the Company.

The Company identifies Canada as the primary economic environment in which it operates, and uses the Canadian dollar as its functional currency except for its active foreign subsidiary that operates in Hong Kong and which uses the Hong Kong dollar as its functional currency. A major portion of the Company’s long-term debt is denominated in Hong Kong dollars. A minor portion of the Company’s revenue and receivables is denominated in Hong Kong dollars. The Company monitors its exposure to foreign exchange risk and balances its foreign currency holdings to reduce exposure to any one currency by engaging in foreign exchange contracts and by repatriating any excess funds.

Interest on the Company's line of credit is based on variable rates. This exposes the Company to the risk of changing interest rates that may have an effect on its earnings in future periods. The Company does not use derivative instruments to mitigate this risk.

The Company’s revenue is derived principally from the sale of ginseng roots to a limited number of customers that are concentrated in Asian markets. In order to manage its credit risk, the Company carefully monitors credit terms, investigates credit history and grants credit to customers with established relationships or acceptable credit ratings. Payments or deposits are usually received before shipments of inventory. Inventory may be held as security until payment is received, when such relationships have not been established. As the Company’s significant customers do not necessarily use the ginseng themselves but instead distribute the ginseng to smaller wholesalers, distributors and retailers, the Company does not believe that it is economically dependent on any one customer or that the loss of any one wholesaler would impact the Company’s ability to market roots through other channels. There can be no assurance, however, that adverse changes in the above noted factors will not materially affect the Company’s business, financial condition, operating results and cash flows.

The Company is exposed to currency exchange risk as a result of its international markets and operations. The majority of the Company’s revenue comes from buyers who are located outside of Canada and as a result the selling price that the Company can achieve in those markets is exposed to changes in exchange rates. The Company has debt denominated in foreign currency and therefore the interest and repayment of debt is exposed to fluctuations in foreign exchange rates. The Company engages in foreign exchange contracts to help mitigate this risk.

FINANCIAL INSTRUMENTS

Financial instruments of the Company are represented by cash, accounts receivable and other assets, bank indebtedness, accounts payable and accrued liabilities, customer deposits and long-term debt from unrelated parties. The carrying value of these instruments approximates their fair value due to the short-term maturity of such items or their bearing market related rates of interest. The fair value of the loans payable to More Growth is not readily determinable due to the related party nature of the loan when it was agreed upon.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company maintains a system of internal controls to provide reasonable assurance as to the reliability of financial reporting and disclosures to meet the requirements under Multilateral Instrument 52-109. The Company’s interim financial statements and management discussion and analysis are approved by the Board of Directors upon the recommendation of the Audit Committee.

A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. The Chief Executive Officer and  the Chief  Financial Officer are responsible for establishing and maintaining the Company’s disclosure controls and procedures. They have reviewed and evaluated the effectiveness of the design of the disclosure controls and procedures as of June 30, 2008 and concluded that the Company’s current disclosure controls and procedures are adequate and effective in providing timely material information related to the Company.

There are no changes in the Company’s internal control over financial reporting that occurred during the last fiscal year that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

OUTLOOK

The Company will narrow its focus to maximizing the yield and quality of roots to return to profitability and to create positive cash flow. The Company will continue to plant, maintain and harvest ginseng crops in Ontario while maintaining the current plantings in British Columbia through to the final harvest in 2008.

The Company will continue promoting its graded root and exploring new opportunities to vertically integrate its operations and direct bulk root into value-added markets.

ADDITIONAL INFORMATION

Additional information with respect to the Company is available on the SEDAR website at www.sedar.com

Form 52-109F2 - Certification of Interim Filings

I, Wilman Wong, Chief Executive Officer of Chai-Na-Ta Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certificate of Disclosure in Issuers’ Annual and interim Filings) of Chai-Na-Ta Corp., (the issuer) for the interim period ending June 30, 2008;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flow of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: August 26, 2008

    “Wilman Wong”

_______________________________________

Wilman Wong

Chief Executive Officer

Chai-Na-Ta Corp.

Form 52-109F2 - Certification of Interim Filings

I, Terry Luck, Chief Financial Officer of Chai-Na-Ta Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certificate of Disclosure in Issuers’ Annual and interim Filings) of Chai-Na-Ta Corp., (the issuer) for the interim period ending June 30, 2008;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flow of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: August 26, 2008

   “Terry Luck”

_______________________________________

Terry Luck

Chief Financial Officer

Chai-Na-Ta Corp.